Exhibit 99.3
Rio Tinto Limited
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
16 June 2010
Dear Shareholder,
At the company’s Annual General Meeting held in Melbourne a few weeks ago, there was considerable discussion of the Government’s proposed Resource Super Profits Tax. Your board has serious concerns about the impact of this proposed new tax, not only for Rio Tinto and the mining industry, but indeed for the whole of Australia’s future economic prosperity. During the course of the meeting, it became apparent that your board’s concerns were widely shared by shareholders, as a result of which I have decided to write to you to express our misgivings in clear and simple terms.
When the Henry Tax Review was first announced by the Government two years ago, Rio Tinto indicated clearly that we wanted to be positively engaged in the process. We have been long time supporters of genuine tax reform that enhances the efficiency and competiveness of the Australian economy. The proposed super tax does not deliver either of these goals. In fact, the Government’s proposal will penalise efficiency, discourage competitiveness, curtail investment and limit jobs growth.
Rio Tinto, like the rest of the mining industry, has grave concerns about the fundamentals of the new tax. It has been developed in a vacuum and is divorced from the day-to-day realities of business.
We are particularly concerned by the application of the tax to existing projects. The mining industry invests billions of dollars a year in new projects and most of these projects take years, even decades, to pay back that investment. Companies like Rio Tinto are naturally only prepared to make such major long term commitments in stable legal, tax and regulatory environments. The Government’s current proposals, arrived at without consultation, have now significantly destabilised that investment framework. As a result, there has been a considerable increase in the perceived risk of investing in Australia, threatening to make Australia a much less attractive place in which to invest.
The risk that unexpected and unforeseen government action will negatively impact on the value of investments is often referred to as “sovereign risk” and, with almost half our Group’s assets invested in Australia, I am sure you will understand why our Chief executive, Tom Albanese, recently referred to Australia as now being his number one sovereign risk concern.
Under the proposed super tax, the industry will be taxed at a rate approaching 57 per cent, which means that Australia will have the highest taxed mining industry in the world. With such a high tax rate, the attractiveness of investing in mining in Australia will be further reduced. Other countries will benefit as investment shifts from Australia to more attractive tax regimes.
We are currently reviewing all our projects in Australia under the worst-case tax scenario to assess the impact the proposed super tax will have on our future growth plans. However, what is abundantly clear to us, is that had this tax been in place ten years ago, we would not have invested as much as we have in the Pilbara, and Rio Tinto would have been a much smaller producer of iron ore today.
The mining industry has assumed a critical role in the ongoing economic success of Australia. We played a major part in ensuring that Australia did not suffer as harshly as the rest of the world from the effects of the Global Financial Crisis. It is crucial that any tax reform does not undermine Australia’s strongest industry.
Rio Tinto Limited. Registered office 120 Collins Street, Melbourne 3000, Australia.
Registered in Australia ABN 96 004 458 404.

We are particularly concerned that the Government announced the super tax proposals without any prior consultation with the industry. Since that announcement, we have continued to emphasise our desire to enter into constructive engagement with the Government, on the basis that genuine consultation would require that all aspects of the proposed tax are open for discussion. We are keen to work positively with the Government on tax reform that would not damage Australia’s competitiveness, its mining industry or the superannuation funds of millions of Australians.
Rio Tinto’s contribution to Australia
I have been deeply concerned about the misrepresentations that have been made about Rio Tinto during the course of this debate. In particular, there has been speculation around the actual amount of taxation that we have been paying in Australia. Rio Tinto has always paid its fair share of tax. We recently released data independently verified by our auditors, PricewaterhouseCoopers, which confirmed that we have paid tax at an effective rate of 35 per cent on our Australian profits over the past decade. From 2000 to 2009 our corporate tax and royalties paid amounted to A$20 billion.
The ten-year analysis also underlined how Rio Tinto has reinvested its Australian profits back into Australia. From 2000 to 2009 we generated net profit after tax of about A$37 billion in Australia and re-invested about A$38 billion back into Australia — A$26 billion in capital expenditure and A$12 billion in acquisitions.
We are also proud of the wider contribution we make directly to the Australian community. In 2009, we employed more than 19,000 people across 36 operating sites, and we continue to be the largest private sector employer of Indigenous Australians. We supported more than 1,000 socio-economic programmes in Australia across health, education, business development and environmental protection, at a cost of some A$35 million. We also contributed a similar amount in direct payments via trusts and impact benefit agreements with host communities, taking our total direct community contributions in 2009 to more than A$70 million. I believe this clearly reflects our commitment and desire to actively engage in helping to build a better Australia.
What are we doing?
Rio Tinto has sought a genuine consultation process with the Government on the proposed super tax and has assured it that we remain willing and able to engage in constructive discussions.
We continue to work with our industry colleagues and the Minerals Council of Australia to ensure that our position on the super tax proposals is effectively communicated, not only to the Government, but also to the Australian community.
What can you do about the new mining tax?
If you want more information about this important issue and to make your voice heard, I would encourage you to visit the Keep Mining Strong website at www.keepminingstrong.com. At this website you will find regular updates and it will also provide guidance about how you can actively participate in this debate. For further information regarding Rio Tinto’s contribution to the debate please visit www.riotinto.com.
Rio Tinto has been contributing to Australia’s development more than 100 years and Australia has always played an important role in Rio Tinto’s success. We believe we are part of an industry that has contributed hugely to the wealth, success and development of Australia. We do not want that to change.
Yours sincerely
Jan du Plessis
Chairman